United States securities and exchange commission logo





                            July 6, 2021

       Andrew Samuel
       Chief Executive Officer
       LINKBANCORP, Inc.
       3045 Market Street
       Camp Hill, PA 17011

                                                        Re: LINKBANCORP, Inc.
                                                            Amendment No. 1
Registration Statement on Form S-4
                                                            Filed on June 21,
2021
                                                            File No. 333-255908

       Dear Mr. Samuel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

       Amendment No. 1 to Form S-4 filed June 21, 2021

       Opinion of Boenning & Scattergood, Inc., Financial Advisor to GNB, page
2

   1. We note your response and revised disclosure in response to our prior comment 3. Please also address if the
fairness opinion given to the board of directors of GNB addressed the consideration to be
received for the fractional shares. Further, please address under
                                                        "GNB's Reasons for the
Merger," at page 105, how the consideration to be received for fractional shares was
considered as factor in evaluation of the merger and the merger agreement, or advise.
       Accounting Treatment of the Merger, page 17

   2. We note your response to our comment 5. Please expand your analysis of ASC 805-10-55-
 Andrew Samuel
FirstName   LastNameAndrew Samuel
LINKBANCORP,       Inc.
Comapany
July 6, 2021NameLINKBANCORP, Inc.
July 6,2 2021 Page 2
Page
FirstName LastName
         11 through 55-15, to address the items below.
             Clarify the reasons, under the authoritative literature, why the cash component was not considered to be an indicative component in the determination of the accounting acquirer given that the GNB Board considered this an important factor in the approval of the business combination.
             Indicate if the LINK outstanding stock options and warrants were considered to be
                in-the-money    and if so, the reasons why these instruments
were not considered in
             the determination of the voting interest ownership of the combined entity.
             Indicate if the warrants and stock options issued and outstanding are expected to remain outstanding or are they expected to be exercised with the proposed combination;
             We note the CEO had a large voting interest in LINK prior to the merger. Address how this was considered, along with the other directors and executive officers of
             LINK in the determination of the existence of a large minority voting interest in the determination of the accounting acquirer.
             Provide a more detailed analysis evaluating the composition of senior management of the combined entity. The analysis should consider the executive chairman of the board, the chief executive officer, the chief operating officer, the chief financial officer, and members of the executive committee, if one exists, as well as any other specific factors considered.
             Given the significance of the premium paid, which was an important factor in the
             GNB Board approval of the business combination, provide an expanded discussion of why the per share amount to be paid by LINK would not support a reliable determination of fair market value, as your response has indicated.
             Provide an expanded discussion which also addresses the operating results and financial position of both entities reflective of the interim period ended March 31,
             2021 in addressing ASC 805-10-55-13.
             Discuss whether LINK or GNB initiated the merger discussion and how this was considered in addressing ASC 805-10-55-14.

Unaudited Pro Forma Combined Financial Data for LINKBANCORP, Inc.
Notes to Unaudited Pro Forma Combined Financial Statements, page 28

3. Please revise to provide a reconciliation which specifies the details of the individual adjustments for both Surplus and Retained Earnings within Shareholders' Equity as of
         March 31, 2021.
Material U.S. Federal Income Tax Consequences of the Merger, page 139

4. We note your response to prior comment 14. We further note the revision at page 140 that the opinions are set forth in the prospectus. Please clarify to us if exhibit 8.2 is intended
         to be a short-form opinion, or advise. If it is intended to be a short-form opinion, the exhibit must also state clearly that the disclosure in the tax consequences section of the
 Andrew Samuel
LINKBANCORP, Inc.
July 6, 2021
Page 3
         prospectus is the opinion of the named counsel. Also, if the prospectus is serving as the opinion, please remove your disclosure that suggests this section represents a "summary"
         of the tax opinion. For guidance, refer to Section III.B.1. and 2. of Staff Legal Bulletin
         No. 19. In exhibit 8.2, please remove the statement limiting reliance by any other person or entity other than the Board of Directors, when you file your signed and dated opinion.
         Refer to Section III.D.1. of Staff Legal Bulletin No. 19.
        You may contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-
3462 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrew Samuel                               Sincerely,
Comapany NameLINKBANCORP, Inc.
                                                              Division of
Corporation Finance
July 6, 2021 Page 3                                           Office of Finance
FirstName LastName